Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

TABLE OF CONTENTS

PROFILE	3
Q1 2021 HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
DETAILS OF SALES QUANTITIES AND REVENUE	7
MINING OPERATIONS	8
ADVANCED PROJECTS	13
SUMMARY OF SELECTED QUARTERLY INFORMATION	14
LIQUIDITY AND CAPITAL RESOURCES	15
TRANSACTIONS WITH RELATED PARTIES	17
CRITICAL ACCOUNTING ESTIMATES	17
CHANGES IN ACCOUNTING STANDARDS	18
FINANCIAL INSTRUMENTS	18
SECURITIES OUTSTANDING	18
INTERNAL CONTROLS OVER FINANCIAL REPORTING	18
DISCLOSURE CONTROLS AND PROCEDURES	18
TECHNICAL INFORMATION	18
NON-GAAP MEASURES	20
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	24
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	31

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three month period ended March 31, 2021 (“Q1 2021”) and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2020, which are in accordance with IFRS, the related annual MD&A (“2020 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as of May 5, 2021, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther is a growing diversified gold and silver producer focused on the Americas, and is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations, including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company is establishing the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties, which include: El Horcón, Santa Rosa, and Plomo in Mexico and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

Q1 2021 HIGHLIGHTS

		Q1 2021	Q1 2020
Consolidated production
Gold produced	oz	24,978	28,940
Silver produced	oz	360,070	374,917
Gold equivalent ounces (“Au eq oz”) produced[1]	oz	30,556	34,725
Cost metrics
Cash costs per gold ounce sold[2]	$/oz	$954	$1,045
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz	$1,557	$1,749
AISC per gold ounce sold[2]	$/oz	$1,738	$1,886
Consolidated sales
Gold	oz	24,881	26,807
Silver	oz	317,026	356,721
Au eq oz sold[1]	oz	29,635	32,225
Average realized gold price[3]	$/oz	$1,755	$1,577
Average realized silver price[3]	$/oz	$25.35	$15.31
Profit and loss
Revenue	$000s	$52,570	$48,050
Mine operating earnings before non-cash items[2]	$000s	$19,926	$14,248
Mine operating earnings	$000s	$11,029	$5,970
Net loss	$000s	$(331)	$(40,464)
Adjusted net income (loss) [2]	$000s	$1,694	$(3,475)
Balance sheet
Cash and cash equivalents	$000s	$45,464	$38,795
Borrowings	$000s	$27,638	$50,419
Net working capital	$000s	$25,256	$(16,244)
Cash flows
Net cash flows from operating activities	$000s	$2,328	$11,758
Net cash flows from operating activities before changes in non-cash working capital	$000s	$7,289	$894
Free cash flow[2]	$000s	$(10,662)	$(4,674)

Q1 2021 compared with Q1 2020

Mine operating earnings for Q1 2021 increased 85% to $11.0 million from $6.0 million in Q1 2020. The average realized gold price for Q1 2021 increased 11% to $1,755 per ounce from $1,577 per ounce for Q1 2020. The average realized silver price for Q1 2021 increased 66% to $25.35 per ounce from $15.31 per ounce in Q1 2020.

Sales of gold for Q1 2021 decreased by 1,926 ounces, or 7%, compared with Q1 2020. The decrease in ounces of gold sold is primarily related to lower gold production at Tucano and at the GMC. At Tucano, the decrease was largely a result of lower ore production in the mine, reduced process plant availability and lower grade and recovery. Tucano processed a higher proportion of low-grade stockpile material in Q1 2021 due to the planned focus on stripping of the upper pit levels and position of mining activity relative to the ore in the lower benches. The decrease in gold production at the GMC was primarily due to lower gold grades and workforce shortages related to coronavirus respiratory disease and any variant thereof (“COVID-19”).

[1]	Gold equivalent ounces are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0004859 and 1:0.0005718 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, mine operating earnings before non-cash items, adjusted net income (loss), and free cash flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
[3]	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

Silver sales decreased by 39,695 payable silver ounces, or 11%, compared with Q1 2020. Silver production from the Company’s two mines in Mexico decreased by 4% compared with Q1 2020 primarily at the GMC due to COVID-related workforce shortages that impacted mining activity. Silver production at Topia was 9% higher than Q1 2020 while sales were 5% lower due to the timing of shipments during the quarter resulting in higher ending concentrate inventories compared with Q1 2020.

The Company’s 2021 production and cost guidance for the year ending December 31, 2021 announced on January 14, 2021, remains unchanged.

Cash costs per gold ounce sold were $954, a 9% decrease compared with Q1 2020. The $91 decrease in cash costs is mainly due to a favourable variance in operating currencies ($147 per ounce), primarily driven by a 23% weakening of the BRL against the USD, and higher by-product revenue primarily as a result of $10 higher silver realized price ($145 per ounce) offset by higher production costs distributed over 7% lower gold ounces sold ($198 per ounce).

AISC per ounce of gold sold excluding corporate general and administrative (“G&A”) expenditures was $1,557, an 11% decrease compared with Q1 2020. The $192 decrease in AISC is mainly due to lower cash costs as explained above ($91 per ounce), a further favourable variance in operating currencies on costs excluded from cash costs ($84 per ounce) and lower capital expenditures ($61 per ounce) offset by higher deferred stripping costs at Tucano ($34 per ounce) and increased exploration and mine development costs at the GMC ($10 per ounce). The increase in stripping costs during the first half of 2021 is consistent with the Company’s guidance (refer to January 14, 2021 news release).

Cash and cash equivalents at March 31, 2021, was $45.5 million compared with $38.8 million for the same period last year and $63.4 million at December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for Q1 2021 was $7.3 million, and free cash-flow was negative $10.7 million compared with $0.9 million and negative $4.7 million for Q1 2020. During Q1 2021, the Company had net debt repayments of $5.8 million.

Net loss for Q1 2021 was $0.3 million compared with a net loss of $40.5 million for the same period in 2020. The net loss for Q1 2020 included a $26.0 million loss related to forward currency contracts on the BRL entered into in late 2019 and early 2020 to gain better certainty on BRL operating and capital costs at a time of significantly lower gold prices and foreign exchange losses of $10.8 million in Q1 2020, resulting from a significant weakening of currencies in the first quarter of 2020 against the USD. After making adjustments for derivative losses and foreign exchange losses, adjusted net income for the first quarter of 2021 was $1.7 million compared with an adjusted net loss of $3.5 million for the first quarter of 2020.

SIGNIFICANT EVENTS

Management Changes

On March 16, 2021, the Company announced that Jim Zadra, the Company’s Chief Financial Officer, departed the Company effective March 15, 2021. The responsibilities of Mr. Zadra were transitioned to the Company's existing management team, including Mr. Shawn Turkington, CPA, CA, the Company's Vice President, Finance, and Ms. Sandra Daycock, CPA-CMA, the Company's Vice President, Corporate Finance and Treasury, to support a smooth transition while the Company conducts a formal search for a new Chief Financial Officer.

COVID-19 Response and Considerations

Great Panther is closely monitoring the effects of the spread of the coronavirus respiratory disease and any variant thereof (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity.

In response to the increased rate of spread of COVID-19 infection, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. There is no assurance the Company’s plans and protocols will be effective in stopping the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them. If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages as a result of the spread, the Company will endeavour to do so in a manner to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

Workforce shortages were experienced during the quarter at the GMC and Topia mines, and Tucano experienced disruption in its purchased oxygen supply in late March through April with scheduled deliveries redirected to Brazil's hospitals to meet needed demand. Shortages in purchased oxygen supply decreased recovery rates and throughput at Tucano during. While shipments of oxygen have recommenced at the end of April there can be no assurance that further disruptions will not be experienced.

Tucano Gold Mine

Exploration and Mineral Reserve and Resource Updates

In January 2021, Great Panther announced its 2021 exploration program at Tucano with plans for 60,000 metres of drilling focused on the key objectives of continuing to extend the Tucano open pit mine life, further proving up the underground with a view to extending the high-grade zones and making meaningful inroads into key regional targets in the expansive Tucano regional land package.

Post-Q1 2021, the Company announced on April 7, 2021 drill results from the first phase drill program at the TAP C pit, situated between the Taperaba pits ("TAP AB") and the Urucum pits that are the current focus of production at Tucano. Drilling indicates continuity of mineralization of the TAP C1 deposit to approximately 50 m - 70 m below the current pit floor. Results include intercepts of 17.7 g/t Au over 1.75 m from 130 m in 21TACDD001 and 6.3 g/t Au over 3.9 m in 21TACDD002 (note widths are drill hole intercept widths).

On February 2, 2021, Great Panther filed a technical report in respect of the 2020 Mineral Reserve and Mineral Resource (“MRMR”) update, titled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” (the “Tucano Technical Report”). The Tucano Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Consolidated Results of Operations

(000s)	Q1 2021	Q1 2020
Revenue	$52,570	$48,050
Production costs	32,644	33,802
Mine operating earnings before non-cash items[1]	19,926	14,248
Amortization and depletion	8,797	8,231
Share-based compensation	100	47
Mine operating earnings	11,029	5,970
Mine operating earnings before non-cash items (% of revenue)	38%	30%
Mine operating earnings (% of revenue)	21%	12%
G&A expenses	4,387	3,594
EE&D expenses	3,496	3,495
Care and maintenance costs	–	229
Finance and other expense	3,126	39,148
Tax expense (recovery)	351	(32)
Net income (loss)	$(331)	$(40,464)
Adjusted net income (loss)[1]	$1,694	$(3,475)
Adjusted EBITDA[1]	$12,369	$6,380

Q1 2021 compared with Q1 2020

Net loss for Q1 2021 was $0.3 million compared with a net loss of $40.5 million for the prior period. Significant variances are as follows:

Revenue - An increase of 9% resulting primarily from higher realized prices for all metals ($8.3 million) offset partially by lower metal sales volumes ($3.8 million).

[1]	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted EBITDA, and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

Production costs - A decrease of 3% primarily due to the weakening of the BRL and MXN relative to the USD and the impact of lower ounces sold.

Amortization and depletion - An increase of 7% primarily due to the amortization of accumulated deferred stripping at Tucano partially offset by the impact of lower metal sales volume.

General and administrative expenses (“G&A”) - An increase of 14% primarily as a result of severance charges from management changes and increases in share-based compensation included in G&A partly offset by lower G&A expenses related to the Australian head office of the former parent company of Tucano for which the primary severance and other post-acquisition contractual costs came to an end in Q2 2020.

Exploration, evaluation and development expenses (“EE&D”) - Remained relatively unchanged at $3.5 million. Exploration costs at Tucano are capitalized to mineral properties and are not included in EE&D.

Finance and other income - A decrease of $36.0 million primarily due to lower mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD of $25.5 million and a decrease in foreign exchange losses of $9.9 million. In Q1 2020, the significant weakening of the BRL against the USD resulted in foreign exchange losses on translation of USD denominated balances into the BRL functional currency of our Brazilian subsidiary.

Tax expense - An increase of $0.4 million attributable to income in subsidiary entities that do not have available tax losses and other tax attributes available.

DETAILS OF SALES QUANTITIES AND REVENUE

The following table provide additional detail for sales quantities, average realized prices and revenue for Q1 2021 and Q1 2020:

	Q1 2021				Q1 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	23,021	1,676	184	24,881	24,163	2,421	223	26,807
Silver (ounces)	3,250	132,082	181,694	317,026	4,059	164,974	191,747	360,780
Lead (tonnes)	–	–	429	429	–	–	385	385
Zinc (tonnes)	–	–	449	449	–	–	520	520
Au eq oz sold	23,060	3,229	3,346	29,635	24,208	4,254	3,763	32,225
Revenue (000s)
Gold revenue	$40,455	$2,897	$316	$43,668	$37,996	$3,906	$362	$42,264
Silver revenue	81	3,366	4,590	8,037	56	2,596	2,871	5,523
Lead revenue	–	–	855	855	–	–	668	668
Zinc revenue	–	–	1,248	1,248	–	–	844	844
Ore processing revenue	–	–	–	–	–	–	34	34
Smelting and refining charges	(13)	(413)	(812)	(1,238)	(18)	(437)	(828)	(1,283)
Total revenue	$40,523	$5,850	$6,197	$52,570	$38,034	$6,065	$3,951	$48,050
Average realized metal prices and FX rates
Gold (per ounce)				$1,755				$1,577
Silver (per ounce)				$25.35				$15.31
Lead (per pound)				$0.90				$0.79
Zinc (per pound)				$1.26				$0.74
USD/CAD				1.260				1.340
USD/BRL				5.473				4.458
USD/MXN				20.017				19.934

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

MINING OPERATIONS

Tucano

		Q1 2021	Q1 2020
Mining and processing
Ore mined	tonnes	347,466	310,597
Ore mined grade	g/t	1.28	1.62
Total waste mined	tonnes	6,399,499	6,804,081
Total material mined	tonnes	6,898,581	7,115,135
Strip ratio		18.4	21.9
Tonnes milled	tonnes	796,035	811,197
Plant head grade	g/t	0.90	1.09
Plant gold recovery	%	88.6%	91.7%
Production
Gold	oz	20,422	26,176
Carbon fines recovery	oz	2,574	–
Total gold production	oz	22,996	26,176
Sales
Gold	oz	23,021	24,163
Cost metrics
Cash cost per gold ounce sold[1]	$/oz	$983	$1,032
AISC per gold ounce sold[1]	$/oz	$1,549	$1,752
Exploration	m	7,281	2,310

Tucano gold production decreased by 12% primarily due to lower ore production in the mine, reduced process plant availability and lower grade and recovery. Tucano processed a higher proportion of low-grade stockpile material this quarter due to the focus on stripping of the upper pit levels and position of mining activity relative to ore in the lower benches.

Cash costs per ounce of gold sold were $983, a 5% decrease compared with Q1 2020. The $49 decrease in cash costs is primarily the result of a 23% weakening of the BRL against the USD ($157 per ounce) offset partially by an increase in production costs and the impact of lower sales volumes.

AISC per ounce of gold sold was $1,549, a 12% decrease compared with Q1 2020, mainly due to a 23% weakening of the BRL against the USD ($247 per ounce) as well as lower sustaining exploration and capital expenditures ($83 per ounce), offset by 5% higher BRL deferred stripping costs ($23 per ounce) and an increase in production costs distributed over lower sales volumes. During Q1 2020, the focus at Tucano was pre-stripping activities in all producing pits (e.g., Urucum Central North (“URCN”), AB3 and starting of the pushback in Urucum North (“URN”)), whereas in Q1 2021 the stripping activities focused principally in the Urucum Central South pit (“UCS”). Higher capital expenditures at Tucano in Q1 2020 relate to the construction of the East Pond tailings storage facility and a new power line and transformer servicing the site.

The Company continues to evaluate and monitor, with the assistance of its independent consultant, the slope stability of the Urucum Central South (“UCS”) pit where drilling and the blasting operations recommenced in October 2020. The pit has been drained and monitoring of water levels in piezometer holes in the west wall continues. The Tucano mine plan assumes the continued geotechnical control/stability of UCS pit and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption. If water levels rise or the UCS pit experiences un-anticipated scale of wall displacements, the Company may experience additional costs or interruption to its planned operations.

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

Exploration

The 2021 Tucano exploration program is budgeted for $8.4 million with the objective of defining new targets through regional soil sampling, fast-tracking prioritized targets within a 20-kilometre radius of the mine, replacing mined resources, and confirmation and extension drilling of the high-grade underground resource. The program includes a 24,000 metre near-mine resource definition program with drilling focused on TAP C, between TAP AB and Urucum and diamond drilling on shallower (200-400 metre deep) zones of higher-grade ore beneath Urucum, where 8,000 metres is planned. Additionally, over 500 kilometres of planned regional multi-element soil geochemistry is to be carried out over the highly prospective exploration corridors defined in Q3 2020, together with teams to fast-track prioritized regional targets that could provide ore to the Tucano plant.

The near-mine resource definition drilling employed four diamond drills this quarter with the focus on TAP C and URN. Two diamond drills are carrying out infill drilling to delineate mineralization in the zone between URCN and URN with objective of evaluating the up-plunge projection of the high-grade zone (“HGZ1”) beneath the URN pit. A third diamond drill is drilling deeper holes to test the deeper parts of the HGZ1 zone. This drilling program of 8,000 metres is ongoing with 2,839 metres completed in Q1 2021. It is expected to be completed in the second quarter.

The fourth drill is at TAP C (see News Release of 7 April 2021), where nine holes were drilled during Q1 2021 for a total of 1,683 metres along a strike length of 670 metres of the TAP C1 deposit, aimed at intersecting mineralization at approximately 50 to 70 metres below the current pit. Results demonstrate the continuity of mineralization with depth below the pit and justify shallower infill drilling to target definition of an Inferred and Indicated mineral resource.

In parallel with the TAP C first phase drilling program, the existing geologic model is being modified considering structural controls that affect the gold mineralization. This new model will guide and be tested by the second phase drilling program currently underway and will be extended to the other deposits in TAP C.

Regional exploration has focused on soil sampling at Mutum on the 12-kilometre long Mutum - Josef trend. Three grids were opened along this trend with over 3,000 samples collected. Multi-element geochemistry results for 450 samples over a known gold target, have been received. They demonstrate the ability of the trace level ICP geochemistry to map lithology and alteration and infer structures providing geologic context to the gold anomalies. This demonstrates the ability of high-quality multi-element soil geochemistry to define and prioritize drill targets, even in this highly weathered environment.

Rotary air blast (“RAB”) and auger drilling focused on the Saraminda target where drilling is required to ensure tenement compliance. In total, 2,043 metres of RAB and 716 metres of auger drilling were completed. The program was completed in the second week of April and multi-element geochemistry results are expected within four to six weeks.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

Guanajuato Mine Complex

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

		Q1 2021	Q1 2020
Material mined	tonnes	40,321	48,526
Material milled	tonnes	39,665	49,607
Production
Silver	oz	135,737	169,734
Gold	oz	1,689	2,482
Silver equivalent ounces (“Ag eq oz”)[1]	oz	279,306	393,126
Average ore grades
Silver	g/t	124	125
Gold	g/t	1.53	1.85
Metal recoveries
Silver		86.1%	85.4%
Gold		86.5%	84.1%
Sales
Payable silver	oz	132,082	164,974
Gold	oz	1,676	2,421
Ag eq oz sold[1]	oz	274,513	382,898
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$22.57	$7.84
AISC per payable silver ounce[2]	$/oz	$33.42	$14.21
Exploration
Metres drilled - Guanajuato	m	2,879	1,889
Metres drilled - San Ignacio	m	3,444	399
Total metres drilled	m	6,323	2,288

Metal production decreased by 29%, mainly due to lower gold and silver grades as well as lower throughput that resulted from workforce shortages related to COVID-19. These factors were partly offset by higher gold and silver recoveries.

Cash costs per payable silver ounce were $22.57, a 188% increase compared with Q1 2020, mainly due to 15% higher total MXN operating cost distributed over 20% lower payable ounces ($12.67 per ounce) and lower by-product revenue as a result of lower gold sales ($1.75 per ounce).

AISC per payable silver ounce was $33.42, a 135% increase compared with Q1 2020, mainly due to higher cash costs per ounce as explained above ($14.73 per ounce). Other significant items explaining AISC variance with Q1 2020, subject to 20% lower sales volume, include arrival of new loading and light personnel transportation equipment at site increasing lease liability payments ($0.52 per ounce) plus an increased level of exploration activity at San Ignacio property ($4.87 per ounce) offset by lower care and maintenance costs ensuing from the Q1 2020 stand-by and dewatering activities at Guanajuato ($1.38 per ounce).

Exploration

For Q1 2021, the number of metres of exploration at the GMC increased by 4,035 metres compared with the same period in 2020. Early mobilization of drill rigs at both Guanajuato and San Ignacio in Q1 2021 allowed for the higher drilling meters performance year-to-date.

[1]	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

Presently, exploration at the Guanajuato mine, as part of a 10,000 metre drill program in 2021, is focused on a re-evaluation of the historic mining areas in the upper parts of the epithermal system. At the Los Pozos, Cata and Valenciana areas the focus is work on geological mapping, sampling, re-opening old levels and core drilling with three underground rigs.

At the San Ignacio mine, as part of a 5,000 metre drill program in 2021, core drilling is ongoing with one surface rig focused on evaluating the Purisima vein system between the historical Santo Nino and San Pedro shafts.

Development and drilling costs for the GMC are expensed.

Permitting

As previously disclosed, while the GMC waits for the Comisión Nacional del Agua (“CONAGUA”) permits, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity under existing permits and has begun modifying the tailings discharge using cyclones to extend the tailings capacity until June 30, 2021. This allows more time for receipt of the pending expansion approval; however, if the expansion approval of the tailings storage facilities (“TSF”) has not been received prior to June 30, 2021, or is conditioned, the Company may need to cease milling operations at the GMC until receipt of the expansion approval or satisfaction of such conditions.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

Topia

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

		Q1 2021	Q1 2020
Material mined	tonnes	16,654	19,320
Material milled	tonnes	19,004	19,359
Production
Silver	oz	224,333	205,184
Gold	oz	293	282
Lead	tonnes	526	401
Zinc	tonnes	619	632
Silver equivalent ounces[1]	oz	363,318	376,303
Average ore grades
Silver	g/t	398	357
Gold	g/t	0.87	0.82
Lead	%	2.93	2.22
Zinc	%	3.60	3.45
Metal recoveries
Silver		92.4%	92.3%
Gold		55.4%	55.2%
Lead		94.3%	93.5%
Zinc		90.5%	94.7%
Sales
Payable silver	oz	181,694	191,747
Gold	oz	184	223
Ag eq oz sold[1]	oz	284,415	338,649
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$15.88	$15.57
AISC per payable silver ounce[2]	$/oz	$18.71	$17.73
Exploration
Metres drilled	m	483	314

Metal production decreased by 3% in part due to lower throughput, lower zinc recovery and the decrease in production attributed to the change in metal equivalency ratios for lead and zinc.

Cash costs per payable silver ounce were $15.88, a 2% increase compared with Q1 2020, mainly due to 11% higher total MXN operating cost distributed over 5% lower payable ounces ($3.62 per ounce), offset by higher by-product revenue driven by increased gold prices ($3.54 per ounce). In addition, $0.18 per ounce unfavourable variance relates to custom milling revenues incurred in Q1 2020, which was the last time to date that Topia earned revenue from custom milling.

AISC per payable silver ounce was $18.71, a 6% increase compared with Q1 2020, mainly due to a decrease in discount rate resulting in higher asset retirement obligation (“ARO”) accretion ($0.30 per ounce), the arrival of new loading equipment at site increasing lease liability payments ($0.22 per ounce), along with slightly higher cash costs per ounce as explained above ($0.31 per ounce).

Exploration

The increase in metres of exploration drilling in Q1 2021 compared with the same period in 2020 was mainly due to an additional underground drilling rig purchased during the quarter. The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling while these are upgraded to Measured & Indicated Resources once the underground sampling is complete. This methodology also proves adequate as a guide to mine planning.

[1]	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.
[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

Permitting

The Company has received the permit for the Phase III TSF, which will be available after constructing retaining walls and erosion controls around the base of the facility.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and resumed in the second quarter of 2020.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energia y Minas de Peru (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar International BV and Nyrstar Netherlands (Holdings) BV (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. Subsequent to the year ended December 31, 2020, the Company was notified of a second instance decision in the Constitutional Case, which unfavourably dismissed the Company’s Constitutional Case. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. The Company expects that the related injunction will be cancelled in the near future. While the Company has appealed the Constitutional Case proceeding decision, it has been advised that it will not be possible to appeal the cancellation of the injunction. The cancellation of the injunction will expose the Company to potential fines, penalties, regulatory action or charges from government authorities. Separately, the Company plans to develop alternatives to propose to MEM to allow for the full reclamation while preserving the stability of the surrounding areas.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]
Revenue	$52,570	$68,708	$77,019	$67,028	$48,050	$65,679	$71,002	$45,278
Production costs	32,644	36,275	34,948	31,273	33,802	57,232	51,794	34,550
Mine operating earnings before non-cash items[1]	19,926	32,433	42,071	35,755	14,248	8,447	19,208	10,728
Amortization and depletion and share-based compensation	8,897	10,289	10,179	11,894	8,278	13,493	11,736	7,826
Mine operating earnings (loss)	11,029	22,144	31,892	23,861	5,970	(5,046)	7,472	2,902
G&A expenses	4,387	2,287	3,456	3,589	3,594	8,983	2,876	3,193
EE&D expenses	3,496	3,214	4,044	2,541	3,495	13,878	2,901	4,488
Finance and other expense	(3,126)	(1,731)	(3,449)	(8,500)	(39,148)	(51)	(10,080)	(422)
Net income (loss) for the period	(331)	13,611	18,635	8,552	(40,464)	(28,068)	(9,171)	(5,758)
Basic and diluted earnings (loss) per share	0.00	0.04	0.05	0.03	(0.13)	(0.09)	(0.03)	(0.02)
Adjusted net income (loss)[1]	1,694	12,930	21,060	16,659	(3,475)	(31,341)	(1,608)	(8,803)
Adjusted earnings (loss) per share[1]	0.00	0.04	0.06	0.05	(0.01)	(0.10)	(0.01)	(0.03)
Adjusted EBITDA[1]	12,369	26,513	34,934	30,191	6,380	(5,338)	12,909	2,044
	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]
Tonnes milled[2]	854,704	951,352	888,746	847,174	880,162	928,198	813,260	782,568
Production
Gold (ounces)	24,978	33,703	34,031	36,357	28,940	37,089	39,651	33,461
Silver (ounces)	360,070	225,477	375,247	142,457	374,917	423,231	418,032	349,668
Lead (tonnes)	526	212	457	163	401	487	539	453
Zinc (tonnes)	619	294	565	223	632	650	689	575
Au eq oz	30,556	36,997	39,788	38,541	34,725	44,697	47,374	39,922
Sales
Gold ounces sold	24,881	33,374	35,179	37,076	26,807	38,992	43,025	29,850
Au eq oz sold	29,635	36,549	40,489	39,316	32,225	45,625	50,118	35,759
Cost metrics
Cash cost per gold ounce sold[1]	$945	$905	$712	$729	$1,045	$1,268	$1,014	$950
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,557	$1,248	$1,023	$1,027	$1,749	$1,615	$1,310	$1,153
AISC per gold ounce sold[1]	$1,738	$1,318	$1,123	$1,126	$1,886	$1,703	$1,377	$1,260

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Since the acquisition of Tucano on March 5, 2019, metal production from Q2 2019 up to the fourth quarter of 2020 was in the 34,700 - 47,400 Au eq oz range. Metal production for Q3 and Q4 of 2019 also increased due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production decreased in Q1 2020 due to the UCS pit issue at Tucano from Q4 2019, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia. Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano, and lower metal production at the GMC.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the Mineral Resource, EE&D activities, foreign exchange rates and seasonality of production at Tucano. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from Q3 2018 until its completion in Q2 2019 and additional costs associated with the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

[1]	The Company has included certain non-GAAP performance measures throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.
[2]	Excludes purchased ore.
[3]	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano MRMR that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

To mitigate its exposure to foreign exchange risk, the Company from time to time enters into forward currency contracts. In Q1 2019, these were primarily for MXN. Commencing Q2 2019, the Company entered into contracts for BRL. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017, with the exception of Q4 2019, which includes Mexican reclamation provision in the amount of $9.7 million.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes and accruals made for Brazilian legal claims in Q4 2019.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q1 2021	Q1 2020
Cash flows from operating activities before changes in non-cash working capital	$7,289	$894
Changes in non-cash working capital	(4,961)	10,864
Net cash provided by operating activities	2,328	11,758
Net cash used in investing activities	(12,992)	(16,425)
Net cash provided by (used in) financing activities	(7,243)	8,072
Effect of foreign currency translation on cash and cash equivalents	(25)	(1,580)
Increase (decrease) in cash and cash equivalents	(17,932)	1,825
Cash and cash equivalents, beginning of period	63,396	36,970
Cash and cash equivalents, end of period	$45,464	$38,795

Operating activities

Cash flows from operating activities, before changes in non-cash working capital, was $7.3 million for Q1 2021, an increase of $6.4 million over the comparable period of 2020. This increase is attributable to higher realized gold and silver prices, as well as lower cash cost per gold ounce sold primarily the result of the weakening of the BRL against the USD. Including changes in non-cash working capital, cash flow from operating activities was $2.3 million for Q1 2021 compared with $11.8 million for Q1 2020 primarily due to changes in the timing of payments for accounts payable.

Investing activities

The Company invests excess cash in short-term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short-term deposits, for Q1 2021, the Company’s cash outflows included $13.0 million for additions to mineral properties, plant and equipment (including $10.8 million of capitalized stripping costs at Tucano). The Company’s cash outflows for Q1 2020 included $16.4 million in additions to plant and equipment (including $12.6 million of capitalized stripping costs at Tucano).

Financing activities

Net cash used in financing activities of $7.2 million during Q1 2021 is primarily attributable to $5.8 million net cash repayment of borrowings and $1.4 million payment of lease liabilities. The $8.1 million cash flow from financing activities in Q1 2020 consisted of $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, partly offset by $1.6 million in principal repayments on borrowings and $1.6 million in lease liability payments.

Trends in liquidity and capital resources

As at March 31, 2021, cash and cash equivalents were $45.5 million and net working capital totalled $25.3 million. The Company has $26.5 million of current borrowings at March 31, 2021, $3.5 million was repaid subsequent to the end of the quarter, and there are approximately $23.0 million of remaining repayments due in the next 12 months. Included in the remaining repayments for the next 12 months are $17.4 million of unsecured bank facilities, which historically the Company has been generally able to renew or replace but cannot provide assurance that it will be able to do so in the future. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.4% per annum.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

The Company expects to generate positive cash flows from its mining operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, such as the temporary measures that affected Mexico and Peru and possible measures affecting Tucano discussed in this MD&A. The Company may raise additional debt or equity over the next 12 months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations.

In the second quarter of 2019, the Company entered into the agreement governing an at-the-market financing facility (the “ATM Facility”) under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. To date, the Company has not issued any shares under the ATM Facility.

In Q2 2020, the Company completed an equity bought deal offering (the “Offering”), as noted in the Company’s news release on May 20, 2020. The net proceeds from the Offering after deducting the underwriters’ fee and expenses were $14.7 million. The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of March 31, 2021.

($ millions)	Intended Use of Proceeds	Total Spend to March 31, 2021
Near-mine and regional exploration programs at Tucano	$6.6	$3.0
Working capital and general corporate purposes [1]	6.2	1.5
Total	$12.8	$4.5

The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time to time. The Company will also evaluate, from time to time, sales of the common shares under the ATM Facility in order to improve the Company’s liquidity and working capital position. To the extent that cash flows generated from operations during 2021 are less than anticipated or in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition, additional capital may be required. Sources of capital include the ATM Facility and accessing the private and public capital markets for debt and equity over the next 12 months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and/or the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

The Company is actively pursuing refunds of two Brazilian taxes, the Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”). Efforts to date have been successful in decreasing these receivables.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next 12 months, the Company expects to focus on continued Tucano optimization and exploration. In Mexico, a key focus will be the completion of Topia Phase III TSF, the exploration program at Tucano and the GMC and the overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha.

The Company’s operating cash flows are very sensitive to the prices of gold and silver and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

[1]	Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Mina Tucano Ltda. and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company is required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$–	$–	$–
Drilling services	1,527	1,527	–	–	–
Equipment purchases	293	293	–	–	–
Debt obligations	27,638	26,527	1,111	–	–
Capital lease obligations	11,389	5,566	5,823	–	–
Other financial obligations	34,792	34,601	191	–	–
Total	$75,643	$68,518	$7,125	$–	$–

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendors”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As at March 31, 2021, the Company’s unaudited condensed interim consolidated financial statements reflect a reimbursement right in the amount of $12.2 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendors when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendors in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendors also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at March 31, 2021, the Company has recorded a reimbursement right in the amount of $1.9 million in respect of certain legal claims, fines and sanctions that will be recoverable from the Vendors upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendors agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. On June 27, 2020, the Company reached an agreement with the Vendors to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendors will maintain a $7.0 million bond until June 30, 2021, and $6.5 million for the following year unless Great Panther makes a decision to permanently close Coricancha. If a decision to permanently close the mine is made, the Vendors will fund closure costs up to the revised amount of its bond funding obligation, and the Company’s subsidiary, Great Panther Coricancha S.A. (“GP Coricancha”) will be required to post the full amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then GP Coricancha will likewise be required to post the full amount of the required reclamation bond. The Vendors’ obligation to indemnify the Company for up to $20.0 million is not changed by the Company’s decision regarding Coricancha’s future operating plans.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2020 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. The remaining standards are not expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$45,464	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$3,337	Amortized cost	Credit, commodity price
Restricted cash	$1,053	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$38,736	Amortized cost	Currency, liquidity
Derivative liabilities	$–	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$27,638	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 26 of the annual audited consolidated financial statements for the year ended December 31, 2020.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 355,399,779 common shares issued and outstanding. There were 11,364,793 options, 2,464,304 restricted share units, 2,202,668 performance-based restricted share units, 2,761,748 deferred share units and 9,749,727 share purchase warrants outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2021, that have materially affected or are reasonably likely to affect, internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2021 that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Neil Hepworth, M.Sc., C. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

1 As at March 31, 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

For more detailed information regarding the Company’s material mineral properties, and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.shtml.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted earnings (loss) per share, mine operating earnings before non-cash items, free cash-flow, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, gains and losses on derivative instruments, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000s)	Q1 2021	Q1 2020
Net loss for the period	$(331)	$(40,464)
Income tax expense	351	(32)
Interest income	(68)	(105)
Finance costs	1,491	1,625
Amortization of mineral properties, plant and equipment	8,906	8,343
EBITDA	$10,349	$(30,633)
Foreign exchange loss	864	10,768
Loss on derivative instruments	572	26,045
Share-based compensation	589	176
Change in reclamation and remediation provision recorded in EE&D	(5)	24
Adjusted EBITDA	$12,369	$6,380

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

Free cash-flow

Free cash flow is a non-GAAP measure to analyze cash flows generated from operations and is calculated by deducting additions to mineral properties, plant and equipment from net cash provided by (used in) operating activities. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

(000s)	Q1 2021	Q1 2020
Net cash provided by operating activities	$2,328	$11,758
Additions to mineral properties, plant and equipment	(12,990)	(16,432)
Free cash-flow	$(10,662)	$(4,674)

Adjusted net income (loss) and adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings (loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure that allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) loss on derivative instruments, iii) foreign exchange loss, iv) business acquisition costs and v) impairment of goodwill.

(000s)	Q1 2021	Q1 2020
Net loss for the period	$(331)	$(40,464)
Adjusted for the following items:
Loss on derivative instruments	572	26,045
Foreign exchange loss	864	10,768
Share-based compensation	589	176
Adjusted net income (loss)	$1,694	$(3,475)
Weighted average number of shares (000s)	355,062	311,948
Adjusted earnings (loss) per share	$0.00	$(0.01)
Diluted adjusted earnings (loss) per share	$0.00	$(0.01)

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs is calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenditures, G&A costs and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures are those that result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenditures for the three months ended March 31, 2021, and 2020:

	Q1 2021				Q1 2020
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$22,687	$9,957	$32,644	$32,644	$24,974	$8,828	$33,802	$33,802
Smelting and refining charges	13	1,225	1,238	1,238	18	1,265	1,283	1,283
Revenue from custom milling	–	–	–	–	–	(34)	(34)	(34)
By-product revenues	(81)	(10,059)	(10,140)	(10,140)	(56)	(6,979)	(7,035)	(7,035)
Cash operating costs, net of by-product revenue (A)	$22,619	$1,123	$23,742	$23,742	$24,936	$3,080	$28,016	$28,016
G&A costs	–	–	–	3,826	–	–	–	3,379
Lease liability payments	1,266	119	1,385	1,448	1,564	11	1,575	1,633
Share-based compensation	–	–	–	589	–	–	–	176
Accretion	192	166	358	358	299	61	360	360
Sustaining EE&D costs	20	1,301	1,321	1,346	327	805	1,132	1,195
Stripping costs	10,821	–	10,821	10,821	12,605	–	12,605	12,605
Sustaining capital expenditures	746	362	1,108	1,108	2,613	358	2,971	2,971
Care and maintenance costs	–	–	–	–	–	229	229	229
All-in sustaining costs (B)	$35,664	$3,071	$38,735	$43,238	$42,344	$4,544	$46,888	$50,564
Gold ounces sold (C)	23,021	1,860	24,881	24,881	24,163	2,644	26,807	26,807
Cash cost per gold ounce sold (A÷C)	$983	$604	$954	$954	$1,032	$1,165	$1,045	$1,045
AISC per gold ounce sold (B÷C)	$1,549	$1,651	$1,557	$1,738	$1,752	$1,719	$1,749	$1,886
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold after the acquisition of Tucano on March 5, 2019, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines.

The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the three months ended March 31, 2021, and 2020:

	Q1 2021		Q1 2020
	GMC	Topia	GMC	Topia
Production costs (sales basis)	$5,465	$4,492	$4,763	$4,065
Smelting and refining charges	413	812	437	828
Revenue from custom milling	–	–	–	(34)
By-product revenues	(2,897)	(2,419)	(3,906)	(1,874)
Cash operating costs net of by-product revenue (A)	$2,981	$2,885	$1,294	$2,985
Lease liability payments	69	50	–	11
Accretion	90	76	38	23
Sustaining EE&D costs	1,230	71	741	64
Sustaining capital expenditures	43	319	42	316
Care and maintenance costs	1	(1)	229	–
All-in sustaining costs (B)	$4,414	$3,400	$2,344	$3,399
Payable silver ounces sold (C)	132,082	181,694	164,974	191,747
Cash cost per payable silver ounce (A÷C)	$22.57	$15.88	$7.84	$15.57
AISC per payable silver ounce (B÷C)	$33.42	$18.71	$14.21	$17.73

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and, are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including the potential to use the ATM Facility and consider equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, that may constitute forward-looking statements are:

Regarding Tucano:

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability, the ability to continue mining and the ability to continue to include the UCS pit as part of the Mineral Resource and Mineral Reserve Estimate;
•	expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2021;
•	expectations of Tucano’s significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans in 2021 targeting these opportunities;
•	expectations regarding the results of the first phase drilling program, including the continuity of mineralization of the TAP C1 deposit to approximately 50-70m below the current pit floor, initial results of the re-modelling of the TAP C1 deposit which define the structural framework that has affected the mineralization and explain mineralization discontinuities and related plans to complete infill drilling of TAP C1 to target definition of an Inferred and Indicated Mineral Resources;
•	plans to continue infill drilling and related expectations and timing regarding the potential for an underground mine and possible plans to make a decision to complete a feasibility study, following completion of an underground targeted drill program;
•	expectation that we will be successful in our Federal appeal regarding among other matters the ban on the use of cyanide in respect of our Tucano operations;
•	expectation that shortages in purchased oxygen supply will decrease recovery rates over the next few months;
•	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months; and
•	expectations regarding capital and operating expenditures at Tucano.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

Regarding the GMC:

•	expectations that the Company will maintain operations while it continues to wait for the results of the CONAGUA evaluation of the technical information submitted for the expansion of the GMC TSF (lifts 18 and 19) and that the Company can successfully extend its current tailings storage capacity using cyclones through to June 2021 while it awaits CONAGUA approval;
•	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;
•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
•	expectations regarding the results of exploration programs at Guanajuato in 2021.

Regarding Topia:

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
•	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III TSF, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility, without interruption; and
•	expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
•	expectations regarding the costs to restart Coricancha;
•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA. which is preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding the impact of the Constitutional Case and the consequence of the removal of the injunction; and
•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

Regarding general corporate matters:

•	production and AISC guidance for the Company’s operations and the expectation that the Company will be able to meet such guidance, including the assumptions related thereto;
•	expectations that the Company will be able to generate positive cash flows from operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD;
•	expectations that the Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	the Company's plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
•	expectations regarding future debt or equity financings, including any sales under the Company’s existing ATM Facility to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	expectations regarding access to additional capital to fund further expansion or development plans and general working capital needs; and
•	expectations in respect of permitting and development activities.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s 2021 production and AISC guidance continuing to be accurate;
•	continued operations at all three of the Company’s mines for 2021 without significant interruption due to COVID-19 or any other reason;
•	continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of UCS;
•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
•	the Company’s ability to mine Tucano in accordance with the production schedule set out in the Tucano Technical Report;
•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
•	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 4.75 used in the 2021 AISC guidance;
•	capital, decommissioning and reclamation estimates;
•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
•	prices for energy inputs, labour, materials, supplies and services (including transportation);
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

•	national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19;
•	international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19;
•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time and without condition to prevent interruption to operations;
•	the Company’s ability to comply with environmental, health and safety laws;
•	the Topia Phase III TSF will be available when the Phase II TSF is no longer available;
•	Tucano will be able to continue to use cyanide in its operations;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company;
•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2021 with the result that the Company will be able to meet its scheduled debt payments when due;
•	management’s estimates regarding the carrying value of its mineral properties will not change in future financial periods, such that it would result in further write-downs and consequential impairment loss;
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which these technical reports are based;
•	conditions in the financial markets;
•	the ability to attract and retain skilled staff;
•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
•	the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré);
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;
•	the ability of contractors to perform their contractual obligations; and
•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;
•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
•	even though the geotechnical consultant has given the approval to restart mining the UCS pit in the last week of October, 2020 there is no assurance that the Company will be able to continue mining through to the first quarter of 2022 as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
•	challenging operational viability of Mexican operations;
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
•	there is no assurance that the Company will be able to identify or complete acquisition opportunities or, if completed that such acquisition will be accretive to the Company;
•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
•	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;
•	the potential for unexpected and excessive costs and expenses and the possibility of project delays;
•	employee and contractors relations;
•	relationships with, and claims by, local communities;
•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the granting of permits for the GMC TSF in time and without conditions which if not granted or conditioned could result in an interruption of operations and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including the potential labour reforms in Mexico which could increase costs of our operations, the impacts of which could be significant;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

•	legal restrictions related to mining;
•	the inability to operate the Topia Phase II TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available;
•	diminishing quantities or grades of mineralization as properties are mined;
•	operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;
•	acts of foreign governments;
•	political risk;
•	labour or social unrest;
•	illegal mining, including the potential for safety and security risks related thereto;
•	uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, economically acquire or maintain/renew, the surface rights to certain of the Company’s exploration and development projects, as well as the surface rights associated with the Company’s operations and facilities;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;
•	cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;
•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary;
•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
•	failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;
•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future;
•	certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company and situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company;
•	deterioration of general economic conditions, including increased volatility and global financial conditions; and
•	the Company’s ability to operate as anticipated,

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 29

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 30

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.